Exhibit 99.2

Lynx1 Capital Management LP
D81 Calle C
Suite 301, PMB 1202
Dorado, Puerto Rico 00646-2051
(929) 888-7476

November 10, 2025
The Board of Directors of Neuphoria Therapeutics Inc.
100 Summit Drive
Burlington, Massachusetts 01803
Attention: Alan Fisher, Chairman

Gentlemen:

We are pleased to submit this non-binding indication of interest related to the potential acquisition (the “Acquisition”) of Neuphoria Therapeutics Inc. (“you” or the “Company”) by one or more managed investment funds and vehicles affiliated with Lynx1 Capital Management LP (collectively, “Lynx1”, “we”).  Based on the information publicly available to us at this time, Lynx1 (through its affiliated investment funds and vehicles) proposes to acquire all of the outstanding shares of capital stock of the Company for a price of $5.20 per share in an all-cash transaction.  This proposal represents price per share premium of 27% over the closing price of the Company’s common stock on Nasdaq on November 7, 2025, the last full trading day prior the submission of this letter.

Our proposal above is based on (among other things) the following assumptions:
•	The Company has unrestricted cash at the closing of the Acquisition, net of our estimate of projected wind-down costs, of approximately $19 million.
•	The Company has 3,298,042 shares outstanding at the closing of the Acquisition, all of which are shares of common stock.[1]
•
There is no participation in the Acquisition by holders of stock options, warrants or any other non-common-stock securities of the Company, except that our proposal takes into account (a) 40,500 outstanding options to purchase shares of Company common stock with a weighted average exercise price per share of $5.11 (which figures we have based on the Company’s Form 10-K filed on September 29, 2025) and (b) that these options would be cashed out at spread value (if positive) in the Acquisition.

Because our proposal includes an assumption about the amount of net unrestricted cash at the Acquisition closing, any delays to our consummating the Acquisition that result in a reduction in the amount of net unrestricted cash could in turn result in a reduction in our Acquisition price.

We are also willing to explore with you a transaction in which we acquire a select asset of the Company rather than the entire Company, if you believe that such a transaction is preferrable to the Company’s stockholders.  This would be subject to our due diligence into the agreement with the collaboration partner and licensee to ensure that the Company’s interest in the asset would not be terminated in connection with the transaction.

Lynx1 is a multi-stage investment firm dedicated to investing in biotechnology, life sciences, and medical technology companies.  Lynx1 applies deep scientific expertise and understanding of therapeutic mechanisms to invest in novel therapies and innovative technologies.  Given our deep knowledge of, and expertise in, neuroscience, we already have a strong appreciation of the business, market, and regulatory environment in which the Company operates.  We have spent significant time and resources on this proposal based on publicly available information, as evidenced by our existing investment in the Company’s common stock, and we and our advisors are prepared to work constructively with you to negotiate and execute definitive agreements as promptly as practicable. We are confident that we can complete our diligence review and related documentation on an expedited basis.  As with any discussions of this nature, we believe time and confidentiality are of the essence, and we are ready to engage immediately in the next stage of discussions with the Company and its Board of Directors.  To this end, note that, because we have sufficient capital available to fund the Acquisition, our ability to secure financing will not delay our process and will not be a condition for us to close the Acquisition.

We request that you keep any discussions related to this letter strictly confidential (except as required by law and for the sharing of information with your advisors and employees who have a need to know such information for purposes of your consideration of the Acquisition).  Disclosure by the Company or any of its directors, employees or advisors of the content of any discussions or negotiations related to this letter, or any other leaks, prior to execution of definitive acquisition agreements may result in our withdrawing our interest in the Acquisition.  This letter and the proposals herein are not intended to constitute an offer capable of acceptance and do not create a binding obligation (to negotiate in good faith or otherwise) on Lynx1, the Company or any of their respective representatives.  Those obligations would arise only upon our entering into a definitive purchase and related agreements relating to the Acquisition.

We believe that this proposal represents a highly beneficial outcome for the Company and its stockholders and are excited by the potential benefits that the Acquisition would yield for all stakeholders.  We appreciate your consideration of this proposal and look forward to hearing from you as soon as possible but no later than 12:00 p.m. (noon), New York time, on November 13, 2025.

Please do not hesitate to contact me with any questions or requests for additional information.  We and our advisors remain ready to engage with you.

Yours very truly,

/s/ Weston Nichols

Weston Nichols, Ph.D.
Chief Investment Officer, Lynx1 Capital Management LP
weston@lynx1bio.com

1 This share figure represents the sum of (a) 3,287,681 non-affiliate shares of common stock outstanding as of October 27, 2025 (as publicly reported by the Company on that same date), plus (b) 10,361 “affiliate” shares of common stock outstanding, which latter share figure is in turn based on the share ownership of the Company’s directors and executive officers as of September 29, 2025 (as reported in its proxy statement filed on October 30, 2025).